UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of March 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE

Veolia Environnement steps up the implementation
 of its strategic plan

Paris, March 16th 2012 .– Antoine Frérot, Chairman and CEO of Veolia Environnement, today announced a series of decisions, effective immediately, to speed up the implementation of the Group’s strategic plan approved by its Board of Directors.

His tighter Executive Committee now includes:

•	Sylvain Boucher
•	Jérôme Gallot
•	Jean-Michel Herrewyn
•	Franck Lacroix
•	Jean-Marie Lambert
•	Jérôme Le Conte
•	Pierre-François Riolacci.

This fully committed Executive Committee is determined to successfully implement the strategic plan, which is designed to:

•	transform the way the Group is organized and refocus Veolia on its increasingly interconnected businesses: Water, Environmental Services and Energy Services;
•	evolve our business models;
•	generate cost savings of €420 million by 2015;
•	implement the divestment program of more than €5 billion in 2012 and 2013;
•	reduce net financial debt below €12 billion by end 2013.

Denis Gasquet, Olivier Orsini and Jean-Pierre Frémont are leaving Veolia Environnement, which thanks them for their contribution to building and growing the company.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29,6 billion* in 2011. www.veolia.com
* Excluding VeoliaTransdev revenues currently under divestment

Contact

Marie-Claire Camus
Tel : + 33 (0) 1 71 75 06 08

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 16, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer